Filed by First Defiance Financial Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: United Community Financial Corp.

SEC File No.: 000-24399

Filer’s SEC File No.: 000-26850

Date: September 9, 2019

The following is the script of a video of Donald P. Hileman, Chief Executive Officer of First Defiance Financial Corp., that was first distributed to employees of First Defiance Financial Corp. on September 9, 2019.

On behalf of our leadership team and Board of Directors, I am excited to announce that we have achieved a major milestone in our strategic growth initiatives. First Defiance Financial Corp. has entered into a definitive merger agreement with United Community Financial Corp. under which both companies will come together as partners through a strategic merger. Pending all necessary regulatory and shareholder approvals and other customary closing conditions, the transaction is expected to close early in the first quarter of 2020; and full system integration is anticipated in the second quarter of 2020.

Like First Defiance, United Community Financial Corp. is the holding company for a bank and insurance agency, both headquartered in Youngstown, Ohio. Home Savings Bank operates 33 full-service branches throughout northeast Ohio and western Pennsylvania, operations centers in Youngstown and Willoughby, Ohio, and 12 loan production offices in northeast Ohio, Columbus, Cincinnati, Pennsylvania and West Virginia. James and Sons Insurance employs approximately 15 employees. With assets of $2.9 billion, they are just under our asset size of $3.3 billion, as of June 30, 2019.

It is inspiring to enter into a partnership with an organization that shares our long-standing, community banking philosophy of superior customer service, personalized financial solutions and a strong commitment to community. Beyond these shared core values, both organizations are well-run, well-capitalized and have histories of strong financial performance. All of these similarities will be an important part of our future success.

In the coming months, we will work together to become a stronger, larger community bank with enhanced products, services and technology, and an expanded branch footprint that will strengthen our market share and better position us for the future. The combined holding company, bank, and insurance agency will emerge as a premier Midwest community financial institution with a new name that reflects our shared core values, collective brand equity and expanded service capabilities. Our customers, communities and employees will remain at the center of what we do as we expect to have administration and support teams located across our combined footprint, maintaining our local presence.

This is an exciting and significant announcement that will allow us to increase shareholder value, enhance our customer experience, position us for future growth and create job opportunities for employees of both organizations. Employees from each organization will form an experienced Transition Team to identify and address key issues concerning people, processes and technology. We will work together to maximize our collective strengths while minimizing impact to employees and customers.

As with any major initiative, communication is critical. We assure you that we will provide ongoing, timely and transparent communication throughout the entire transition. FirstLink will serve as the primary communication tool and will be updated as new information is available. As you receive questions from your customers, it is important to accurately and positively communicate information utilizing our provided resources. We encourage you to openly talk to your supervisor or ask questions through the transition email account we have established. We will respond in a timely manner as soon as answers are available.

We strongly believe that the success of our combined company will rely on our employees, and we have every intention of cultivating our diverse team. Every employee makes a difference. After all, we’re better together.

Important Additional Information About the Merger

This communication is being made in respect of the proposed merger transaction between First Defiance and United Community. First Defiance intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of First Defiance and United Community and a prospectus of First Defiance, and each party will file other documents regarding the proposed transaction with the SEC. A definitive joint proxy statement/prospectus will also be sent to the First Defiance and United Community shareholders seeking any required shareholder approvals. Before making any voting or investment decision, investors and security holders of First Defiance and United Community are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents, because they will contain important information about the proposed transaction. The documents filed by First Defiance and United Community with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by First Defiance may be obtained free of charge at First Defiance’s website at http://www.fdef.com and the documents filed by United Community may be obtained free of charge at United Community’s website at https://www.homesavings.com. Alternatively, these documents, when available, can be obtained free of charge from First Defiance upon written request to First Defiance Financial Corp., Attention: John R. Reisner, Executive Vice President, Chief Risk Officer and Legal Counsel, 601 Clinton Street, Defiance, Ohio 43512 or by calling (419) 782-5015 or from United Community upon written request to United Community Financial Corp., 275 West Federal Street, Youngstown, Ohio 44503, Attention: Jude J. Nohra, Executive Vice President, General Counsel, Chief Risk Officer and Secretary, or by calling (330) 742-0500.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The communication is not a substitute for the joint proxy statement/prospectus that First Defiance and United Community will file with the SEC.

Cautionary Statements Regarding Forward-Looking Information

Certain statements contained in this communication which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, certain plans, expectations, goals, projections and benefits relating to the merger transaction between First Defiance and United Community, which are subject to numerous assumptions, risks and uncertainties. Words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, as well as similar expressions, are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Please refer to each of First Defiance’s and United Community’s Annual Report on Form 10-K for the year ended December 31, 2018, as well as their other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by First Defiance and United Community with the SEC, risks and uncertainties for First Defiance, United Community and the combined company include, but are not limited to: the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of United Community’s operations with those of First Defiance will be materially delayed or will be more costly or difficult than expected; the parties’ inability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger ; the inability to complete the merger due to the failure of First Defiance’s or United Community’s shareholders to adopt the merger agreement; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed merger to close for any other reason; diversion of management’s attention from ongoing business operations and opportunities due to the merger; the challenges of integrating and retaining key employees; the effect of the announcement of the merger on First Defiance’s, United Community’s or the combined company’s respective customer and employee relationships and operating results; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; dilution caused by First Defiance’s issuance of additional shares of First Defiance common stock in connection with the merger; and general competitive, economic, political and market conditions and fluctuations. All forward-looking statements included in this filing are made as of the date hereof and are based on information available at the time of the filing. Except as required by law, neither First Defiance nor United Community assumes any obligation to update any forward-looking statement.

Participants in the Solicitation

First Defiance, United Community, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from First Defiance’s and United Community’s shareholders in connection with the merger. Information about the directors and executive officers of First Defiance and their ownership of First Defiance common stock is set forth in the definitive proxy statement for First Defiance’s 2019 annual meeting of shareholders, as previously filed with the SEC on March 8, 2019, and First Defiance’s Annual Report on Form 10-K for the year ended December 31, 2018, as previously filed with the SEC on February 28, 2019, as well as other documents filed with the SEC. Information about the directors and executive officers of United Community and their ownership of United Community common stock is set forth in the definitive proxy statement for United Community’s 2019 annual meeting of shareholders, as previously filed with the SEC on March 22, 2019, as well as other documents filed with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the merger filed with the SEC when they become available.